January 29, 2007

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 13, 2006
File No. 333-137227

Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarter Ended June 30, 2006
Form 10-Q for the Quarter Ended September 30, 2006
File No. 0-21743

Dear Ms. Jacobs:

This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff’s comments in the letter dated December 19, 2006 with respect to the Amendment No. 1 to the Registration Statement on Form S-3 filed December 13, 2006 by NeoMedia Technologies, Inc.

Form S-3

General

Comment 1:
Please refer to prior comment 2 from our letter dated October 11, 2006. We note your response to our prior comment and are unable to concur with your conclusion as to the eligibility of NeoMedia to conduct this offering on a shelf basis pursuant to Rule 415(a)(1)(i). Form eligibility appears to be the only factor provided in support of your conclusion. Given the nature and the size of your transaction, in particular that the selling shareholders are offering approximately 120% of the number of shares that are currently outstanding, it appears that your continuous offering is in fact a direct primary offering being undertaken on your behalf by the selling stockholders. Accordingly, such an offering would need to meet the requirements of Rule 415(a)(1)(x) under the Securities Act as opposed to Rule 415(a)(1)(i) under the Securities Act that you are currently relying upon for your continuous offering. If you want to conduct this offering pursuant to Rule 415(a)(1)(x), then the selling stockholders should be named as underwriters and all the required disclosure on the underwriters to this offering should be added to the prospectus. In the alternative, please reduce the number of shares you are registering on behalf of the selling stockholders in order to avail yourself of Rule 415(a)(1)(i) for the offering.

Response:
Pursuant to Rule 415(a)(4) in the case of a registration statement pertaining to an “at-the-market” offering, the offering must come within paragraph (a)(1)(x) of Rule 415. The Company believes that this offering does come within paragraph (a)(1)(x) of Rule 415 because the securities are being registered on Form S-3 and therefore may be registered for an offering to be made on a continuous or delayed basis in the future. Under Rule 415 as amended in December 2005, NeoMedia, as an issuer eligible to file on Form S-3 is eligible to conduct an “at the market” offering without regard to size, without naming an underwriter. The Company believes that the concept proposed by the Commission as we can understand it - that when an offering is above a certain percentage of an issuer’s market capitalization - size and underwriting limitations adhere to the offering - is not supported.

We believe that the amendment of Rule 415, liberalizing “at the market” offerings such as the one contemplated by NeoMedia is not only instructive, but dispositive. Those amendments eliminated the 10% size limitation and the necessity to name an underwriter. The adopting release stated that “[u]nder our revised Rule, an issuer that is registering a primary equity shelf offering pursuant to Rule 415(a)(1)(x) can register an ‘at-the-market’ offering of equity securities without identifying an underwriter in its registration statement.” The distinction between “secondary” and “primary” offerings does not impact this conclusion. Even if the offering is denominated “primary,” as the staff proposes, it is still eligible to be conducted without regard to size and without naming an underwriter pursuant to Rule 415(a)(1)(x) as amended in December 2005.

If the intent of the Rule’s drafters was to raise the percentage from 10% to some other specific figure, they could simply have kept the old Rule’s percentage limitation and raised it to an amount deemed appropriate. Instead, the Rule’s drafters eliminated any relationship between the market capitalization percentage and the “nature” of the offering. We accordingly disagree and are perplexed by the staff’s apparent view that the size of the offering, standing alone, can disallow NeoMedia’s offering and require it to name an underwriter.

We note finally that the staff’s position would apply equally to all seasoned issuers regardless of size and, indeed, would provide little advantage to offerings by seasoned issuers above those possessed by all issuers. A seasoned issuer would be subject to precisely the same offering limitations as unseasoned issuers, save for the ability to file the offering on Form S-3. This failure to distinguish between seasoned and unseasoned issuers plainly does not accord with Rule 415, which makes plain and straightforward distinctions between the two.

Comment 2:
We note the current report on Forms 8-K, filed November 20 and December 7, 2006, regarding your disposition of a material portion of your interests in Sponge Limited and Mobot, Inc. Please expand your current risk factor disclosure on page 8, regarding the risk that you may be unable to successfully integrate your recently completed acquisitions, to highlight the disposition of these interests less than a year after acquisition and to quantify the impact of these dispositions to your financial condition.

Response:	We have updated the disclosure accordingly.

Comment 3:
Please review the disclosure in your prospectus to reflect the resignation of Charles T. Jensen on December 8, 2006. For example, update the disclosure in the risk factor "NeoMedia Depends Upon Its Senior Management. . ." on page 8.

Response:	We have updated the disclosures accordingly.

Calculation of Registration Fee Table

Comment 4:
It appears from your response to prior comment 6 that the 10,000,000 shares underlying the remaining warrants, dated March 30, 2005, are included in this registration statement. However, it appears that these shares were previously registered on registration statement on Form S-3 (file no. 333-125239) declared effective February 8, 2006. Please confirm. If true, please revise your calculation of the registration fee table pursuant to the instructions in Rule 429 and indicate that you are combining these two prospectuses in the latest registration statement. Please note, however, that we do not refund registration fees, but that you may use the fees to offset filing fees due in subsequent registration statements. Please also tell us whether any of the other shares underlying the warrants that were re-priced in connection with the secured convertible debentures have been previously registered. If so, it appears that you will need to rely on Rule 429 with respect to the registration of these shares as well.

Response:
We hereby confirm that the 10,000,000 shares underlying warrants granted on March 30, 2005, included in this registration, were previously registered on Form S-3 (file no. 333-125239) declared effective February 8, 2006. We do not wish to combine the prospectuses in the latest registration. Alternatively, we will file a prospectus supplement to the previous registration. We have removed the 10,000,000 shares underlying these warrants from the current registration.

We also confirm that none of the other shares underlying the warrants that were re-priced in connection with the secured convertible debentures have been previously registered.

Use of Proceeds, page 16

Comment 5:
Please refer to prior comment 10 from our letter dated October 11, 2006. Please revise your disclosure here and on page 21 regarding the cashless exercise provisions of the warrants held by Cornell Capital Partners to state whether or not you are currently in default of the warrant agreement, or whether there is a substantial chance you will default on the warrant agreement in the near future. Revise also to state the material terms of the warrant agreement.

Response:	We have updated the disclosures accordingly.

Comment 6:
We note from footnote (13) to your selling stockholders' table that you are registering shares underlying 10,000,000 warrants granted to Thornhill Capital between 2003 and 2006. It appears from your disclosure on page 26 that these warrants were issued between March 8, 2004 and February 14, 2006. Please revise this seemingly contradictory disclosure or advise. Please tell us, and revise your disclosure on page 26 if appropriate, the manner in which Thornhill Capital acquired the additional 800,000 shares shown as beneficially owned on page 18.

Response:
We have revised the footnote to the selling shareholders table to reflect the correct issuance dates between 2004 and 2006. The additional 800,000 shares shown on the selling shareholders table as beneficially owned before the offering represent shares of NeoMedia common stock acquired and held by Thornhill Capital through the exercise of the warrant granted on September 3, 2003.

Very truly yours,

/S/ Charles W. Fritz

Charles W. Fritz
Interim Chief Executive Officer